m+ funds Trust

Cowen Prime Services, LLC

599 Lexington Avenue

New York, New York 10022

July 30, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Edward P. Bartz Senior Counsel

Re:	m+ funds Trust (the “Registrant”) Rule 487 Registration Statement on Form S-6/A File Nos. 333-255867 and 811-23503

Ladies and Gentlemen:

The Registrant, for which Cowen Prime Services, LLC serves as the depositor (the “Depositor”), filed its Registration Statement on Form S-6/A under Rule 487 (the “Amendment”) with the Securities and Exchange Commission (the “Commission”) on July 30, 2021.

Under Rule 477(a) of the Securities Act of 1933, the Registrant requests the withdrawal (an AW submission) of the Amendment effective as of July 30, 2021, or as soon as practicable and permitted by the Commission after that date. The Registrant confirms that no securities were sold in the offering contemplated by the Amendment. This withdrawal request is being made solely to correct a mathematical error.

This AW withdrawal request is solely for the Amendment and not for the original filing on Form S-6 filed on May 7, 2021.

The Registrant respectfully requests that an order granting the withdrawal of the Amendment be deemed granted by the Commission.

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Thank you for your time and consideration. Please send a copy of the written order granting the AW withdrawal of the Amendment to the undersigned at the address above. If you have any questions or comments regarding this application, please do not hesitate to contact our counsel, Bradley Berman, at 212-506-2321 or by email at bberman@mayerbrown.com.

Sincerely,

m+ funds Trust

By: Cowen Prime Services, LLC

By: Cowen PB Holdings, LLC, its sole member

By:	/s/ John Holmes
	Name:	John Holmes
	Title:	Chief Operating Officer

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